Exhibit 21

SUBSIDIARIES OF GEOVIC MINING CORP.
As of Effective Date of Arrangement

Name of Subsidiary	Jurisdiction of Organization
Geovic, Ltd.(1)	Delaware
Geovic Energy Corp.(1)	Cayman Islands
Geovic Finance Corp.(1)(2)	Colorado
Geovic Cameron, Plc.(3)	Cameroon
Pawnee Drilling, LLC(4)	Colorado

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(1)	100% owned by Geovic Mining Corp.
(2)	Currently in process of being dissolved.
(3)	60% owned by Geovic, Ltd.
(4)	100% owned by Geovic Energy Corp.